FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2014
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 12, 2014.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 12, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

ISSUE OF US$300 MILLION SENIOR FIXED RATE NOTES DUE 2021 BY TML HOLDINGS PTE. LTD.

Mumbai, May 8, 2014:Tata Motors Limited announces that TML Holdings Pte. Ltd. (the "Issuer"), a wholly owned subsidiary of Tata Motors Limited, has yesterday issued and allotted US$300,000,000 in principal amount of 5.75% senior fixed rate notes due 2021 ("Notes"). The net proceeds from the Notes will be used to repurchase certain equity shares issued to Tata Motors Limited and for general corporate purposes. Australia and New Zealand Banking Group Limited, Bank of America Merrill Lynch, Citigroup and HSBC have acted as joint lead managers and joint bookrunners.

Mr Vijay B Somaiya, Head of Treasury & Investor Relations, Tata Motors, said, "The response from investors for the Issue was overwhelming, with the orders aggregating over US$ 2 billion. We thank the investors for their confidence and support."

This announcement does not constitute nor form a part of any offer or solicitation to purchase or subscribe for securities in Singapore, India or elsewhere. The Notes, when offered, will not be sold or made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act (Chapter 289 of Singapore) ("SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The Notes, have not been and will not be sold or made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in India.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state of the United States. Consequently, the Notes may not be offered, sold or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. No public offering of the Notes is being or will be made in the United States.

About Tata Motors

Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. It is also the world's fifth largest truck manufacturer and fourth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.